UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-54784

KINBASHA GAMING INTERNATIONAL, INC. (Exact name of registrant as specified in its charter)
3753 Howard Huges Parkway, Suite 200, Las Vegas, NV 89169 (720)-664-0048 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	/X/
Rule 12g-4(a)(2)	/ /
Rule 12h-3(b)(1)(i)	/ /
Rule 12h-3(b)(1)(ii)	/ /
Rule 15d-6	/ /

Approximate number of holders of record as of the certificate or notice date: 236

    Pursuant to the requirements of the Securities Exchange Act of 1934, Infe Human Resources, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 10, 2014	By:	/s/ Masatoshi Takahama Masatoshi Takahama Chief Executive Officer and Director